CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire filing statement for Weed Real Estate, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their Registration Statement pertaining to the registration of 62,500,000 shares of common stock of Weed Real Estate, Inc. of our Audit Report dated July, 5 2016 with respect to the financial statements of Weed Real Estate, Inc. for the period May 5, 2015(inception) through May 31, 2016. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ Scrudato & Co., PA

Califon New Jersey

July 5, 2016